Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

October 21, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sherry Haywood

Re:	XCraft Enterprises, Inc. Draft Offering Statement on Form 1-A Submitted July 27, 2020 File No. 024-11281

Dear Ms. Haywood:

This letter is submitted on behalf of our client, Xcraft Enterprises, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed June 26, 2020, as amended.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated September 30, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Amendment No. 1 to Offering on Form 1-A

General

1.Comment: We note your response to comment 4 and your revisions to the offering circular to include the bonus shares in the offering. Please revise your disclosure in Item 4 of Part I to include the bonus shares in the number of securities offered. In addition, please revise the aggregate offering price attributable to securities being offered on behalf of the issuer to reflect the bonus shares and the $8.0937 offering amount.

Response:  We have revised the number of shares being offered in Item 4 of Part I, to include the maximum number of bonus shares that may be issued in the offering.  We have also revised the total offering proceeds to include the 3.5% processing fee and the bonus shares.

Risk Factors

Risks Related to Our Business

Risk of Borrowing; page 8

2.Comment:  We note that your revised disclosure in response to comment 13 references $470,000 in refunds to participants in a KickStarter Campaign that you conducted in 2015. Please revise your disclosure in this risk factor to reference the refunds. In addition, although you include a cross-reference "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Debt", your disclosure in that section does not include a description of the Kickstarter refunds. Please revise.L

Response:  We have revised the offering circular in accordance with the Staff’s comments.

We have also included six month interim financial statements.

The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks